File N° 82-4944



News Release



An Excellent First Half:

➔ Contribution margin maintained at a high 18.2%
➔ A further increase in basic earnings per share
➔ Sharp rise in net cash flow

Charenton-le-Pont, France (August 27, 2009 – 6:30 a.m.) — The Board of Directors of Essilor International, the world leader in ophthalmic optics, has approved the financial statements for the six months ended June 30, 2009.

€ millions	**First-half 2009**	First-half 2008	% Change
Revenue	**1,663.4**	1,520.2	+9.4%
Contribution margin *% of revenue*	**302.6** ***18.2 %***	276.3 *18.2 %*	+9.5% -
Profit attributable to equity holders of Essilor International	**202.4**	198.3	+2.1%
Basic earnings per share (in €)	**0.98**	0.96	+2.4%

The highlights of the first half were:

- The successful launch of new products in an overall ophthalmic optics market that experienced slower growth. Among the products were the **Crizal Forte®** anti-reflective lens, the Essilor **Transitions®** variable-tint lens in Europe, the **Xperio™** polarized lens in the United States and the new **Mr Blue™** edger.
- Sustained growth momentum in **emerging markets**, notably India, South Korea, China, the ASEAN countries, Latin America, South Africa and Russia.
- Strong operating profitability with a contribution margin (**18.2%**) that returned to its **all-time high** of first-half 2008 (including Satisloh) thanks to cost discipline across the organization.
- Profit attributable to equity holders of Essilor that remained high at 12.2% of revenue and a further increase in earnings per share.
- An ongoing external growth strategy, with the acquisition of **11 companies** around the world representing approximately €47 million in full-year revenue.
- A sharp 12.5% **increase in net cash flow** and a solid balance sheet.


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Highlights since the end of the first half

Acquisitions

Following approval by UK competition authorities, Essilor completed its acquisition of **Wholesale Lens Corporation Limited**, a Croydon-based wholesaler of ophthalmic lenses that generated revenue of £8.4 million in 2008. WLC will be consolidated as from August 2009.

As mentioned in the July 18, 2009 news release, Essilor will also consolidate five new companies in the second half: De Ceunynck in Belgium, Amico in the Middle East and Apex Optical, Vision Pointe Optical and OptiSource International in the United States.

Ongoing share buybacks

Since June 30, 2009, Essilor has pursued a share buyback program set up to offset potential dilution from the conversion of outstanding OCEANE bonds. On August 21, Essilor purchased 576,547 of its own shares on the open market for a total of €21.9 million. Since the beginning of the year, 1,256,245 shares have been purchased for a total of €42.1 million.

A meeting with analysts will be held today, August 27, at 9:00 a.m. Paris time.

The meeting will be available live and recorded for later listening at:
http://hosting.3sens.com/Essilor/20090827-D516F570/en

The presentation will be webcast at:
http://www.essilor.com/results-presentations

Regulatory Information:

The interim financial report is available at www.essilor.com, by clicking on:
http://www.essilor.com/reports#interim


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Next financial announcement:

Third-quarter revenue will be announced on Thursday, October 22, 2009.

Essilor International is the world leader in ophthalmic optical products, offering a wide range of lenses under the flagship Varilux®, Crizal®, Essilor® and Definity® brands to correct myopia, hyperopia, presbyopia and astigmatism. Essilor operates worldwide through 15 production sites, 293 lens finishing laboratories and local distribution networks.

The Essilor share trades on the NYSE Euronext Paris market and is included in the CAC 40 index.

Codes and symbols: ISIN: FR 0000121667; Reuters: ESSI.PA; Bloomberg: EI:FP.

Investor Relations and Financial Communications

Véronique Gillet – Sébastien Leroy

Phone: +33 1 49 77 42 16

www.essilor.com



MANAGEMENT REPORT

First-Half 2009

€ millions	**First-half 2009**	First-half 2008	% Change
Revenue	**1,663.4**	1,520.2	+9.4%
Contribution from operations[1] *% of revenue*	**302.6** ***18.2%***	276.3 *18.2%*	+9.5%
Operating profit	**281.9**	261.7	+7.7%
Profit attributable to equity holders of Essilor International *% of revenue*	**202.4** ***12.2%***	198.3 *13.0%*	+2.1%
Basic earnings per share (in €)	**0.98**	0.96	+2.4%

(1) *Operating profit before compensation costs of share-based payments, restructuring costs, other income and expense, and goodwill impairment.*

Revenue up 9.4% to €1,663.4 million

Essilor's consolidated revenue for the six months ended June 30, 2009 rose by 5.3%, excluding the currency effect, and eased by 0.7% like-for-like. Changes in the scope of consolidation increased revenue by 6.0%, reflecting the contributions of the businesses acquired in 2008 and in the first half of 2009. The currency effect was a positive 4.1%, lifting growth to 9.4%.

The like-for-like decrease in first-half revenue included a decline of 1.0% in the first quarter and of 0.4% in the second, reflecting the following factors:

- The successful launch of value-added products around the world, including the new Crizal Forte® anti-reflective lens, the Essilor Transitions® VI variable-tint lens in Europe, the Xperio™ polarized lens in the United States and the new MrBlue™ edger.
- Firm growth in entry-level products, where Essilor holds strong positions.
- A disappointing first-quarter performance in Instruments.


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Revenue by region

€ millions	H1 2009	H1 2008	% Change (reported*)	% Change (like-for-like)	Change in scope of consolidation
Europe	**665.1**	693.5	-4.1%	-4.4%	+2.0%
North America	**718.1**	617.9	+16.2%	-0.9%	+4.3%
Asia-Pacific	**170.1**	146.8	+15.9%	+13.5%	+1.3%
Latin America	**60.3**	60.6	-0.5%	+9.4%	+0.7%
Laboratory equipment 1	**49.8****	1.4***	n.a.	n.a.	n.a.

(*) Currency effect: +4.1%. (**) The figure excludes Satisloh sales to Essilor, which totaled €14.8 million. (***) Satisloh was not part of the Group in first-half 2008.

Eleven external growth transactions in the first half

During the first half, Essilor acquired or increased its holding in eleven companies. Together, they represent additional full-year revenue of €47 million for a total investment of €36.9 million.

- In the United States, Essilor of America added three laboratories to its network: **Barnett & Ramel** ($10.8 million in revenue), **McLeod** ($10 million) and **Abba Optical** $2.2 million).
- In Poland, Essilor raised its stake in **JZO**, the ophthalmic optics market leader, to 51% from 10% previously.
- In Australia, Essilor completed four acquisitions representing an aggregate €3.6 million in full-year revenue. Equity interests were acquired in three prescription laboratories—**Prescription Glass Pty Ltd, Precision Optics Pty Ltd** and **Wallace Everett Lens Technology Pty Ltd**—and a 50% stake was acquired in **Sunix Computer Consultants**, a leading developer of optometric practice management systems.
- In India, Essilor raised its interest in **GKB Rx Lens Private Ltd** to 60% from 50%.
- In Brazil, Essilor acquired a majority stake in **Technopark**, a joint venture with a local partner that combines the business operations of two prescription laboratories (€10 million in revenue).
- In Canada, Nikon Optical Canada, a Nikon-Essilor subsidiary, increased its stake in the **TechCite** prescription laboratory from 50 to 100%.

[1] Application of IFRS 8 – Operating Segments has resulted in the creation of the "Laboratory Equipment" business segment, which includes the machines, consumables and replacement parts sold by Satisloh and Delamare to prescription laboratories. The change has not has a material impact on revenue from the operating regions, which consolidate all of the other sales (primarily of ophthalmic lenses and optical instruments).


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Gross margin up 7.3% to €930.7 million

Gross margin (revenue less cost of sales, expressed as a percentage of revenue) stood at 56.0%, compared with 57.0% in first-half 2008. The decrease results mainly from the dilutive impact of acquisitions, in particular Satisloh.

Operating expenses up 6.3% to €628.1 million

Operating expenses in the first half accounted for 37.8% of consolidated revenue, versus 38.9% in the prior-year period, when they amounted to €590.7 million. Operating expenses comprised:

- R&D and engineering costs of €74.9 million (net of a €4.9 million tax credit), representing 4.5% of consolidated revenue, down very slightly from 4.7% in the first six months of 2008.
- Selling and distribution costs of €353.4 million (21.2% of revenue compared with 21.7% in the previous-year period).
- Other operating expenses of €199.8 million (12.0% of revenue versus 12.5% in first-half 2008).

Contribution from operations up 9.5% to €302.6 million

The contribution margin stood at 18.2% of revenue, on a par with first-half 2008's record high and up from 17.9% for full-year 2008. This performance reflects the Company's ability to integrate acquisitions, to drive further productivity gains and to diligently manage its operating expenses in a slowing market.

Operating profit up 7.7% to €281.9 million

"Other income and expenses from operations" and "Gains and losses on asset disposals" together represented a net expense of €20.7 million (compared with €14.6 million in first-half 2008). Compensation costs on stock options, performance share grants and employee stock ownership plans declined to €9.7 million from €12.3 million in first-half 2008, while restructuring costs related to the closing of several production facilities rose to €6.5 million from €0.2 million for the prior-year period.
Operating profit represented 17.0% of consolidated revenue.

Finance costs and other financial income and expenses: net expense of €5.3 million

Finance costs and other financial income and expenses represented a net expense of €5.3 million compared with net income of €2.9 million in first-half 2008, reflecting the increase in finance costs, which mainly concerned the financing of the Satisloh acquisition and the share buyback program.



Profit attributable to equity holders of Essilor International up 2.1% to €202.4 million

Net profit totaled €207.1 million, an increase of 2.8%. It comprised:

- Income tax expense of €80.1 million. The 29.0% effective tax rate compared with a 29.4% rate for first-half 2008. The decline was mainly due to Satisloh's tax rate, which is lower than the Company average.
- The share of profit from associates—VisionWeb, Sperian Protection and Transitions—which amounted to €10.7 million, versus €14.7 million in first-half 2008. Transitions' earnings were up slightly at €9.8 million (from €9.6 million in first-half 2008) while Sperian Protection's earnings were sharply lower at €0.9 million (compared with €5.1 million).

Profit attributable to equity holders of the parent was 2.1% higher, at €202.4 million. Earnings per share rose by 2.4% to €0.98.

Inventories

Inventories amounted to €493 million at June 30, 2009, compared with €475 million at year-end 2008, an increase of 3.8%. Like-for-like, the increase was 2.1%.

Investments

Capital expenditure net of divestments totaled €72 million or 4.3% of consolidated revenue. Financial investments net of disposals amounted to €60.9 million. Of this amount, acquisitions accounted for €36.9 million, while buybacks of shares accounted for €19.5 million.

Cash Flow Statement

€ millions			
Net cash from operations	**273**	Capital expenditure net of the proceeds from asset sales	**72**
Proceeds from employee share issue	**16**	Change in WCR and provisions	**102**
Change in net debt	**99**	Dividends	**138**
		Financial investments net of disposals	**61**
		Effect of changes in exchange rates and in the scope of consolidation	**15**


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Net debt increased by €99 million to €211 million, from €112 million at year-end 2008 as the Company' high profitability and robust performance enabled it to pursue an ambitious financial investment program involving acquisitions and share buybacks and to increase dividends. Net debt was also affected by the seasonal impact of annual discount payments to customers, which are generally concentrated in the first half. Net cash flow (cash flow less capital expenditure) rose by 12.5% to €99 million.

Related party transactions / Risks and contingencies

In first-half 2009, the nature of transactions with companies consolidated by the proportionate or equity method was not significantly different from the description in the 2008 Registration Document. Similarly, risks and contingencies to which the Company is exposed in the months ahead are generally in line with the analysis presented in Chapter 4 of the Registration Document.

Outlook

In the second half of the year, Essilor will continue to grow the business, leveraging the quality of its products and its services to opticians, backed by an acquisitions strategy that extends across all regions. The Company will also pursue its efforts to maintain a high operating margin. Over the full year, Essilor expects to strengthen its presence in all markets.



Communiqué

Un excellent premier semestre :

→ Maintien d'un taux de marge de contribution élevé à 18,2 %
→ Nouvelle progression du résultat net par action
→ Forte progression du cash flow net

Charenton-le-Pont (27 août 2009, 6h30) - Le Conseil d'Administration d'Essilor International, numéro un mondial de l'optique ophtalmique, a arrêté les comptes du premier semestre au 30 juin 2009 :

En millions d'€	**1er semestre 2009**	1er semestre 2008	Variation
Chiffre d'affaires	**1 663,4**	1 520,2	+ 9,4 %
Marge de contribution *(en % du CA)*	**302,6** ***18,2 %***	276,3 *18,2 %*	+ 9,5 % -
Résultat net part du groupe	**202,4**	198,3	+ 2,1 %
Résultat net par action (en €)	**0,98**	0,96	+ 2,4 %

Les faits marquants du premier semestre sont :

- Le succès des lancements de nouveaux produits (les verres antireflet **Crizal Forte®**, les verres photochromiques Essilor **Transitions®** en Europe, le verre polarisé **Xperio™** aux Etats-Unis et la nouvelle meuleuse **Mr Blue™**) dans un contexte de ralentissement global du marché du verre ophtalmique ;
- La poursuite d'une croissance dynamique dans les **pays émergents** (Inde, Corée du Sud, Chine, Asean, Amérique latine, Afrique du Sud et Russie) ;
- Une rentabilité opérationnelle élevée avec une marge de contribution (**18,2 %**) qui retrouve son **niveau record** du premier semestre 2008, Satisloh inclus, grâce à un effort sur l'ensemble des coûts ;
- Un taux de marge nette toujours élevé (12,2 %) et une nouvelle progression du résultat net par action ;
- Une politique d'acquisition active, confirmée par l'achat, la prise de participation ou l'augmentation de la participation dans **11 sociétés** partout dans le monde, qui représentent un chiffre d'affaires en année pleine d'environ 47 millions d'euros.
- La forte **progression du cash flow net** (+12,5 %) et la solidité du bilan.


essilor

Faits marquants depuis la fin du premier semestre

Croissance externe

Suite aux agréments des autorités de la concurrence britannique, Essilor a finalisé l'acquisition de **Wholesale Lens Corporation Limited**, un grossiste en verres basé à Croydon (Royaume-Uni) ayant réalisé 8,4 millions de livres de chiffre d'affaires en 2008. WLC sera consolidé dans les comptes d'Essilor à compter d'août 2009.

Comme indiqué dans le communiqué du 18 juillet, Essilor va également consolider 5 nouvelles sociétés au second semestre : De Ceunynck en Belgique, Amico au Moyen-Orient, et Apex Optical, Vision Pointe Optical et OptiSource International aux Etats-Unis.

Poursuite des rachats d'actions

Depuis le 30 juin, Essilor a poursuivi son programme de rachat d'actions visant à compenser les effets dilutifs de la conversion potentielle des OCEANE encore en circulation sur le marché. Au 21 août 2009, le groupe a procédé au rachat de 576 547 actions sur le marché pour un montant de 21,9 millions d'euros. Ces nouvelles opérations portent à 1 256 245 le nombre de titres rachetés depuis le début de l'année 2009, pour un montant de 42,1 millions d'euros.

Une réunion d'analystes se tiendra ce jour, 27 août, à 9 heures.

La retransmission de la réunion sera accessible en direct et en différé par le lien suivant :
http://hosting.3sens.com/Essilor/20090827-D516F570/fr

La présentation sera accessible par le lien suivant :
http://www.essilor.com/presentations-des-resultats

Information Réglementée :

Le rapport financier semestriel est disponible sur le site www.essilor.com, en cliquant sur le lien suivant :
http://www.essilor.com/rapports#semestriels


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Prochain rendez-vous :
L'information financière du 3e trimestre sera publiée le jeudi 22 octobre 2009.

Essilor International est le numéro un mondial de l'optique ophtalmique et propose, sous les marques phares Varilux®, Crizal®, Essilor® et Definity®, une large gamme de verres pour corriger la myopie, l'hypermétropie, la presbytie et l'astigmatisme. Essilor est présent sur les cinq continents au travers de ses 15 sites de production, de ses 293 laboratoires de prescription (finition des verres) et de ses réseaux de distribution.
L'action Essilor est cotée sur le marché Euronext à Paris et fait partie de l'indice CAC 40.
Codes : ISIN : FR 0000121667 ; Reuters : ESSI.PA ; Bloomberg : EI:FP.

Relations Investisseurs et Communication Financière
Véronique Gillet – Sébastien Leroy
Tél. : 01 49 77 42 16
www.essilor.com


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RAPPORT D'ACTIVITÉ

1er semestre 2009

En millions d'€	**1er semestre 2009**	1er semestre 2008	Variation
Chiffre d'affaires	**1 663,4**	1 520,2	+ 9,4 %
Contribution de l'activité (1) *En % du CA*	**302,6** ***18,2 %***	276,3 *18,2 %*	+ 9,5 %
Résultat opérationnel	**281,9**	261,7	+ 7,7 %
Résultat net part du groupe *En % du CA*	**202,4** ***12,2 %***	198,3 *13,0 %*	+ 2,1 %
Résultat net par action (en €)	**0,98**	0,96	+ 2,4 %

(1) Résultat opérationnel avant paiements en actions, frais de restructuration, autres produits et charges, et avant dépréciation des écarts d'acquisition.

Chiffre d'affaires : + 9,4 % à 1 663,4 millions d'euros

Le chiffre d'affaires consolidé d'Essilor au 30 juin 2009 a progressé de 5,3 % hors change et s'inscrit en retrait de 0,7 % en base homogène. L'effet de périmètre (+ 6,0 %) recouvre les acquisitions effectuées en cours d'année 2008 ainsi que les acquisitions du premier semestre 2009. L'effet de change a représenté + 4,1 %, portant la croissance réelle à 9,4 %.

La croissance organique du semestre se décompose en – 1,0 % au premier trimestre et – 0,4 % au deuxième trimestre.

Cette performance recouvre :

- les lancements réussis de produits à valeur ajoutée dans le monde, parmi lesquels le nouveau verre antireflet Crizal Forte®, le verre photochromique Essilor Transitions® VI en Europe, le verre polarisé Xperio™ aux Etats-Unis et la nouvelle meuleuse MrBlue™ ;
- la bonne progression des produits d'entrée de gamme sur lesquels Essilor dispose de positions fortes ;
- et une performance décevante des Instruments au premier trimestre.


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Chiffre d'affaires par région

En millions d'euros	**S1 2009**	**S1 2008**	**Variation publiée***	**Croissance organique**	**Effet de périmètre**
Europe	**665,1**	693,5	- 4,1 %	- 4,4 %	+ 2,0 %
Amérique du Nord	**718,1**	617,9	+ 16,2 %	- 0,9 %	+ 4,3 %
Asie Océanie	**170,1**	146,8	+ 15,9 %	+ 13,5 %	+ 1,3 %
Amérique latine	**60,3**	60,6	- 0,5 %	+ 9,4 %	+ 0,7 %
Matériel de laboratoire (1)	**49,8****	1,4***	ns	ns	ns

(*) Effet de change : +4,1 % ; (**) Ce chiffre exclut les ventes réalisées par Satisloh avec Essilor, qui s'élèvent à 14,8 millions d'euros. (***) Satisloh ne faisait pas partie du groupe au premier semestre 2008.

11 opérations de croissance externe au 1er semestre

Au cours du semestre, Essilor a pris ou augmenté sa participation dans 11 sociétés, représentant un chiffre d'affaires additionnel d'environ 47 millions d'euros. Le montant investi sur la période s'élève à 36,9 millions d'euros.

- Aux Etats-Unis, Essilor of America a enrichi son réseau de 3 laboratoires : **Barnett & Ramel** (CA : 10,8 millions de dollars), **Mc Leod** (CA : 10 millions) et **Abba Optical** (CA : 2,2 millions).
- En Pologne, Essilor a porté de 10 % à 51 % sa participation au capital de **JZO**, numéro un du marché des verres ophtalmiques en Pologne.
- En Australie, Essilor a finalisé quatre opérations de croissance externe correspondant à un chiffre d'affaires de 3,6 millions d'euros en base annuelle. Le groupe a pris des participations dans **Prescription Glass Pty Ltd**, **Precision Optics Pty Ltd** et **Wallace Everett Lens Technology Pty Ltd**, trois laboratoires de prescription. Essilor a également acquis 50 % de **Sunix**, société spécialisée dans l'édition de logiciels de gestion pour les opticiens.
- En Inde, Essilor a augmenté de 10 % sa participation dans **GKB Rx Lens Private Ltd** et possède désormais 60 % de son capital.
- Au Brésil, Essilor a acquis la majorité de **Technopark**, une co-entreprise avec un partenaire local visant à exploiter deux laboratoires de prescription (CA : 10 millions d'euros).
- Au Canada, Nikon Optical Canada, filiale de Nikon-Essilor a augmenté de 50 à 100 % sa participation dans le laboratoire de prescription **TechCite**.

Marge brute : + 7,3 % à 930,7 millions d'euros

---

(1) Conformément aux dispositions réglementaires, le groupe a appliqué la norme IFRS 8 relative à l'information sectorielle. Ce changement a donné lieu à la création du secteur « Matériel de laboratoire », qui comprend les machines, les consommables et les pièces détachées vendus par Satisloh et Delamare aux laboratoires de prescription. L'impact de l'application d'IFRS 8 sur le chiffre d'affaires des régions, qui regroupe l'ensemble des autres ventes (principalement les verres ophtalmiques et les instruments pour opticiens), est négligeable.

La marge brute (chiffre d'affaires – coût des produits vendus) atteint 56,0 % du chiffre d'affaires contre 57,0 % pour le 1er semestre 2008. Cette baisse du taux résulte principalement des effets dilutifs liés aux acquisitions et, en particulier, celle de Satisloh.


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Charges d'exploitation : + 6,3 % à 628,1 millions d'euros

Au premier semestre, les charges d'exploitation ont représenté 37,8 % du chiffre d'affaires contre 38,9 % au 1er semestre 2008 (590,7 millions d'euros).

Elles comprennent :

- Les frais de recherche, de développement et d'ingénierie, qui s'élèvent à 74,9 millions d'euros déduction faite d'un crédit d'impôt de 4,9 millions au 1er semestre 2009, soit 4,5 % du chiffre d'affaires, un ratio très légèrement inférieur à celui du premier semestre 2008 (4,7 %).
- Les coûts commerciaux et de distribution pour 353,4 millions d'euros, soit 21,2 % du chiffre d'affaires contre 21,7 % au 1er semestre 2008.
- Les autres charges d'exploitation pour 199,8 millions d'euros, soit 12,0 % du chiffre d'affaires consolidé contre 12,5 % au 1er semestre 2008.

Contribution de l'activité : + 9,5 % à 302,6 millions d'euros

La marge de contribution atteint 18,2 % du chiffre d'affaires, soit un niveau identique au niveau record atteint au premier semestre 2008 et en hausse par rapport au niveau de l'exercice 2008 (17,9 %).

Cette performance reflète la capacité du groupe à intégrer les acquisitions, à poursuivre ses gains de productivité et à contrôler ses dépenses d'exploitation dans un marché en ralentissement.

Résultat opérationnel : + 7,7 % à 281,9 millions d'euros

Le poste Autres produits/Autres charges et Résultat des cessions d'actifs s'est établi à – 20,7 millions d'euros (– 14,6 millions d'euros au 1er semestre 2008). Cette augmentation traduit d'une part une baisse des charges au titre des plans d'options de souscription d'actions, des plans d'actions de performance et des frais liés aux décotes accordées dans le cadre du Plan d'Epargne Entreprise (9,7 millions contre 12,3 millions au premier semestre 2008), et d'autre part, un accroissement des charges de restructuration lié à la fermeture de plusieurs sites de production (6,5 millions contre 0,2 million).

Le résultat opérationnel atteint 17,0 % du chiffre d'affaires du groupe.

Résultat financier : - 5,3 millions d'euros

Le résultat financier a représenté une charge de 5,3 millions d'euros, en diminution par rapport au 1er semestre 2008 (+ 2,9 millions d'euros). Il reflète la progression des frais financiers essentiellement liée au financement de l'acquisition de Satisloh et au programme de rachats d'actions.


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Résultat net part du groupe : + 2,1 % à 202,4 millions d'euros

Le résultat net consolidé a crû de 2,8 % à 207,1 millions d'euros. Il inclut :

- un montant d'impôt sur les sociétés de 80,1 millions d'euros soit un taux effectif de 29,0 % contre 29,4 % au 1er semestre 2008. Cette amélioration provient essentiellement du taux d'imposition de Satisloh, plus faible que celui du groupe.
- La quote-part de résultats des sociétés mises en équivalence, VisionWeb, Sperian Protection et Transitions, pour 10,7 millions d'euros contre 14,7 millions d'euros au 1er semestre 2008. Le résultat de Transitions est en légère augmentation (9,8 millions d'euros contre 9,6 millions d'euros) tandis que le résultat de Sperian Protection s'inscrit en forte baisse, à 0,9 million contre 5,1 millions au premier semestre 2008.

Le résultat net part du groupe s'élève à 202,4 millions d'euros (+ 2,1 %) et le bénéfice net par action ressort à 0,98 euro, en progression de 2,4 %.

Stocks

Les stocks ont atteint 493 millions d'euros au 1er semestre 2009 contre 475 millions d'euros fin 2008 (+ 3,8 %). En base homogène, l'augmentation est de 2,1 %.

Investissements

Les investissements industriels (nets de cessions) ont représenté un montant de 72 millions d'euros, soit 4,3 % du chiffre d'affaires consolidé.

Les investissements financiers (nets de cessions) se sont élevés à 60,9 millions d'euros. Ces investissements comprennent notamment 36,9 millions d'euros liés aux acquisitions réalisées par le groupe et 19,5 millions d'euros liés aux achats d'actions Essilor.

Tableau de financement

En millions d'euros			
Ressources d'exploitation	**273**	Investissements industriels nets de cessions	**72**
Augmentation de capital (salariés)	**16**	Variation BFR et provisions	**102**
Variation de l'endettement net	**99**	Dividendes	**138**
		Investissements financiers nets de cessions	**61**
		Change et périmètre	**15**


essilor

Au 1er semestre 2009, la dette nette du groupe a augmenté de 99 millions pour atteindre 211 millions d'euros contre 112 millions d'euros fin 2008. Les bons niveaux de rentabilité et de performance du groupe ont ainsi permis de financer un important programme d'investissements financiers (acquisitions et rachats d'actions) ainsi qu'un montant de dividendes en augmentation.
Par ailleurs, on constate les effets traditionnels de saisonnalité des versements des remises annuelles aux clients concentrés sur le premier semestre.
Au final, le « cash flow net » (capacité d'autofinancement nette des investissements industriels) ressort en augmentation de 12,5 % par rapport au premier semestre 2008, à 99 millions d'euros.

Transactions avec les parties liées / Risques et incertitudes

Au 30 juin 2009, la nature des transactions avec les parties liées, sociétés consolidées par intégration proportionnelle et sociétés consolidées par mise en équivalence, n'a pas varié de manière significative par rapport à la description qui en a été faite dans le Document de Référence au 31 décembre 2008.
De la même manière, les risques et incertitudes pesant sur l'activité pour les mois à venir demeurent, globalement, conformes à l'analyse présentée au chapitre 4 de ce même Document de Référence.

Perspectives

Pour la deuxième partie de l'année, Essilor poursuivra sa stratégie de croissance fondée sur la qualité de ses produits et de ses services aux opticiens, et renforcée par sa politique d'acquisitions dans l'ensemble des régions. En outre, Essilor maintiendra ses efforts pour préserver son niveau de rentabilité opérationnelle. Au final, l'ensemble de l'exercice 2009 devrait permettre au groupe de développer sa présence sur les différents marchés où il opère.
